# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QuoteMedia, Inc., CIK 0001101433
CUSIP: 749114104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 17100 East Shea Boulevard, Suite 230, Fountain Hills, Arizona (AZ), 85268
Date of event which requires filing of this statement: 08/03/2026
Filed by CIK 0001960107
Persons authorized to receive notices and communications: Michael H. Giles, Harland Group LLC, 1220 Main Street, Suite 400, Vancouver, Washington (WA), 98660, (888) 994-4552; Joseph F. Bailey, Ashurst Perkins Coie US LLP, 1120 NW Couch Street, 10th Floor, Portland, Oregon (OR), 97209, (503) 727-2000

## Reporting persons
- Harland Group LLC (CIK 0001960107): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 0; shared voting power 10,007,735; sole dispositive power 0; shared dispositive power 10,007,735; aggregate amount beneficially owned 10,007,735 (11.1% of the class)
  Comment: Harland Group LLC ("Harland Group") directly owns 10,007,735 shares of Common Stock of the Issuer, representing approximately 11.1% of the 90,477,798 shares of Common Stock of the Issuer outstanding as of May 1, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission ("SEC") on May 14, 2026. Prior to September 28, 2023, FinTech HQ Inc. ("FinTech HQ"), a corporation of which Harland Group was the sole stockholder, directly owned 7,166,032 shares of Common Stock of the Issuer. On September 28, 2023, FinTech HQ dissolved and transferred all of its shares of Common Stock of the Issuer to Harland Group. Michael H. Giles is the sole member and sole manager of Harland Group, exercises voting and dispositive power over the shares of Common Stock of the Issuer owned by Harland Group and may be deemed to beneficially own the 10,007,735 shares of Common Stock owned directly by Harland Group, or 11.1% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the "Report Date").
- Michael H. Giles (CIK 0001960108): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,007,735; sole dispositive power 0; shared dispositive power 10,007,735; aggregate amount beneficially owned 10,007,735 (11.1% of the class)
  Comment: Harland Group directly owns 10,007,735 shares of Common Stock of the Issuer, representing approximately 11.1% of the 90,477,798 shares of Common Stock of the Issuer outstanding as of May 1, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the SEC on May 14, 2026. Michael H. Giles is the sole member and sole manager of Harland Group, exercises voting and dispositive power over the shares of Common Stock of the Issuer owned by Harland Group and may be deemed to beneficially own the 10,007,735 shares of Common Stock owned directly by Harland Group, or 11.1% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: QuoteMedia, Inc.
Address of issuer's principal executive offices: 17100 East Shea Boulevard, Suite 230, Fountain Hills, Arizona (AZ), 85268
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of QuoteMedia, Inc., a Nevada corporation (the "Issuer") and is being filed to amend the initial statement on Schedule 13D filed on December 29, 2022, as amended on May 24, 2023 and November 22, 2024 (the "Schedule 13D").

Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by (i) Harland Group LLC ("Harland Group"), and (ii) Michael H. Giles. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Michael H. Giles is the sole member and sole manager of Harland Group and exercises voting and dispositive power over the shares of the Issuer's Common Stock held by Harland Group. This Schedule 13D relates to the shares of the Issuer's Common Stock directly owned by Harland Group. As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Harland Group may be deemed to beneficially own approximately 11.1% of the shares of the Issuer's Common Stock, and Mr. Giles may be deemed to beneficially own approximately 11.1% of the shares of the Issuer's Common Stock each based on the Issuer's shares outstanding as of May 1, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026 (the "Report Date").
Residence or business address: The principal business address of the Reporting Persons is 1220 Main Street, Suite 400, Vancouver, WA 98660.
Present principal occupation or employment: The principal business of Harland Group is investments. The principal occupation of Michael H. Giles is an entrepreneur and investor.
Criminal convictions in the last five years: Neither the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Harland Group is a limited liability company organized under the laws of the State of Washington. Mr. Giles is an Australian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On August 3, 2026, Harland Group used cash in the aggregate amount of $165,007 from its working capital to purchase an additional 1,051,000 shares of Common Stock reported herein. No borrowed funds were used to purchase any of those shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: On August 3, 2026, Harland Group purchased 1,051,000 shares of Common Stock in the open market at a price per share equal to $0.157. The Reporting Persons have not effected any other transactions in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated August 5, 2026, by and between Harland Group LLC and Michael H. Giles

## Signatures
- Harland Group LLC: /s/ Michael H. Giles, Michael H. Giles, Sole Manager/Sole Member (08/05/2026)
- Michael H. Giles: /s/ Michael H. Giles, Michael H. Giles (08/05/2026)